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Confidential for Use of the Commission Only
VIA OVERNIGHT COURIER AND EDGAR
May 13, 2009
Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Mindspeed Technologies, Inc.
Schedule TO-I
Filed April 10, 2009
File No. 005-7964
Dear Mr. Panos:
     On behalf of Mindspeed Technologies, Inc. (the “Company”), this letter responds to the oral comments issued on May 12, 2009 by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Schedule TO”). As requested, this response supplements the Company’s response letter of April 30, 2009 (the “Initial Response”) with respect to comment number 4 of the April 21, 2009 letter (the “Comment Letter”) which the Staff sent with respect to the Schedule TO. We have copied original comment number 4 in bold below.
4.	Please note our comment above. In revising your offer, please provide an analysis of how your revised offer will allow sufficient time for holders to consider whether to tender or withdraw following the announcement of the material terms of the offer (i.e. the exact exchange ratio). As the filing persons are aware, Rules 13c-4(f)(1)(ii) and 14e-l (b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(l)(ii), then provide us with a legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no- action letters and/or other staff interpretative positions that you believe support your analysis.

Nicholas P. Panos, Esq.
Senior Special Counsel
U.S. Securities and Exchange Commission
May 13, 2009

     In response to the Staff’s oral comments and as discussed with the Staff, promptly following the closing of the market on the expiration date of the tender offer reflected in Schedule TO (the “Tender Offer”), the Company will send an e-mail to eligible employees advising them of the final exchange ratios applicable to eligible options, as well as the exercise price of the new options granted in exchange for tendered eligible options.
     The e-mail (substantially in the form attached hereto as Exhibit A) will also make clear that the exchange ratios apply to each eligible option grant on a grant-by-grant basis and reflect the number of shares subject to a tendered eligible option to be exchanged in the Tender Offer for each share subject to a new option granted in the Tender Offer. The Offer to Exchange will be similarly amended to further clarify this point.
     In this regard, eligible employees all have regular access to e-mail in the course of their employment, as discussed orally and in the Company’s Initial Response, and eligible employees may direct questions regarding the Tender Offer to the Company’s Stock Administration group.
     Finally, as discussed, we respectfully submit that it is important that the new options be granted on the expiration date of the Tender Offer. The plans governing the options use a definition in which the “fair market value” (which must be the exercise price) is based on the closing stock price on the date of grant. Moreover, the Company has in place agreements with investors requiring options to be granted using the closing stock price on the grant date. Finally, the Tender Offer materials as filed and amended advised eligible employees that the exercise price of the new stock options would be the closing price of the Company’s common stock on the exchange date. Accordingly, establishing the exchange ratio and exercise price on one day but granting new options on a subsequent weekday (such as the following Monday) would require the Company not to honor these commitments. Similarly, establishing the exchange ratio and the exercise price of the new options on a subsequent weekend date would require an interpretive leap to argue that it was complying with these overlapping commitments.
     We appreciate the time and attention you have given the Company’s filings as well as the Company’s Initial Response.
Sincerely,

/s/ Michael T. Frank
Morrison & Foerster LLP
Michael T. Frank

Nicholas P. Panos, Esq.
Senior Special Counsel
U.S. Securities and Exchange Commission
May 13, 2009

Exhibit A
[EXHIBIT (a)(18)]
May 15, 2009 — Last Day (Offer Expiration Date)
     Today is the last day to elect to exchange your eligible old options as part of the Mindspeed Technologies, Inc. Offer to Exchange Certain Outstanding Options for New Stock Option Grants (referred to as the “Offer to Exchange”). The Offer to Exchange will expire at 9:00 p.m., Pacific Time, today, May 15, 2009.
     If you would like to participate in this offer, you must properly complete and deliver to us an election to participate on the Election Form before 9:00 p.m., Pacific Time, today, May 15, 2009. The Election Form may be completed on our intranet site at http://www.mindspeed.com/web/intranet/hr/soe.jsp or can be delivered by e-mail (via PDF or similar imaged document file) to stock.admin@mindspeed.com.
     Only elections that are complete and actually received by the deadline will be accepted. Responses submitted by any other means, including hand-delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them by e-mail to stock.admin@mindspeed.com.
     We are sending this e-mail to you to notify you of the final exchange ratios and the exercise price of new options. Below is a table that you can use to calculate the number of shares that would be subject to each new option compared to the number of shares subject to your eligible old options based on the final exchange ratios.
Final exchange ratios applicable to eligible old options.
     Utilizing the Black-Scholes value of the new options and eligible old options determined based on a per share stock price of $___, which was the closing price of our common stock on May 15, 2009, the final exchange ratios applicable to eligible old options granted under the Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan and the Mindspeed Technologies, Inc. 2003 Stock Option Plan are as follows:

Eligible Old Option
Exercise Prices	Shares Subject to New Option Compared to Shares Subject to Exchanged Old Option(1)
$4.77 - $5.95	One (1) share subject to the new option for every shares subject to the exchanged old option.
$6.05 - $7.45	One (1) share subject to the new option for every shares subject to the exchanged old option.
$8.25 - $8.95	One (1) share subject to the new option for every shares subject to the exchanged old option.
$9.00 - $9.75	One (1) share subject to the new option for every shares subject to the exchanged old option.
$10.00 - $10.95	One (1) share subject to the new option for every shares subject to the exchanged old option.
$11.05 - $12.45	One (1) share subject to the new option for every shares subject to the exchanged old option.
$12.60 - $13.55	One (1) share subject to the new option for every shares subject to the exchanged old option.
$14.75 - $15.85	One (1) share subject to the new option for every shares subject to the exchanged old option.

Nicholas P. Panos, Esq.
Senior Special Counsel
U.S. Securities and Exchange Commission
May 13, 2009

Eligible Old Option
Exercise Prices	Shares Subject to New Option Compared to Shares Subject to Exchanged Old Option(1)
$16.00 - $16.85	One (1) share subject to the new option for every shares subject to the exchanged old option.
$17.25 - $19.90	One (1) share subject to the new option for every shares subject to the exchanged old option.
$21.25 - $25.25	One (1) share subject to the new option for every shares subject to the exchanged old option.
$32.20 - $38.50	One (1) share subject to the new option for every shares subject to the exchanged old option.
$47.50 - $49.45	One (1) share subject to the new option for every shares subject to the exchanged old option.

(1)	If application of the applicable exchange ratio to a particular new option to be granted in exchange for an old option tendered results in a fractional share, the number of shares underlying the new option will be rounded down to the nearest whole share. No consideration will be paid for such fractional shares.
Exercise Price.
     The new options will be granted with an exercise price equal to $___, which was the closing price of our common stock today, May 15, 2009.
This notice does not constitute the Offer to Exchange. The full terms of the offer are described in the Offer to Exchange and the related Election Form attached hereto. Today, May 15, 2009, we are filing an amended Schedule TO that further clarifies the timing of the grant of new options and the application of the exchange ratios under the Offer to Exchange, among other things. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Mindspeed’s website at www.mindspeed.com or on Mindspeed’s Intranet site at http://www.mindspeed.com/web/intranet/hr/soe.jsp.